January 5, 2006

By Facsimile and U.S. Mail

Howard Burnston
Gunster Yoakley & Stewart, P.A.
Phillips Point
Suite 500 East
777 South Flagler Drive
West Palm Beach, Florida 33401-6194

	Re:	Cruzan International, Inc.
		Schedule 13E-3 filed by Cruzan International, Inc., The Absolut Spirits Company, Inc., V&S Vin Spirit AB and Cruzan Acquisition, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed December 1, 2005

Dear Mr. Burnston:

	We have the following comments on the above-referenced filings.
Please note that we have limited our review to issues related to Rule
13e-3:

Schedule 13e-3
1. Please revise the last paragraph of the Introduction to remove the disclaimer regarding information disclosed in the filing. Each filing person is responsible for the adequacy and accuracy of the information in the filing.
2. Revise the Schedule to file the sale agreement between Angostura and V&S, the assignment agreement between V&S and Absolute, and the letter agreement between Angostura and the executive officers related to the $9 million payments as exhibits to the Schedule 13E-3. See
Item 1016(d) of Regulation M-A.

Preliminary Proxy Statement on Schedule 14A
Summary of the Proxy Statement, page 1
3. We note that Cruzan has included a fairness determination reached by its "prior board of directors." Please provide us your analysis regarding how this approach satisfies the company`s obligation to provide a fairness determination to unaffiliated security holders as well as the remaining disclosure required by Schedule 13E-3, in particular, in response to Items 7, 8 and 9 of Schedule 13E-3. It appears that the current board may also be required to provide this information.
4. We note that the majority shareholder sold 63.6% of Cruzan`s common stock to V&S, which subsequently assigned its right to purchase those shares to its subsidiary, Absolut, and that the purchase was completed on September 26, 2005. We also note the prior existing relationships between V&S and Cruzan with respect the to distribution agreement. Finally, we note from page 3, that "[c]ertain of [your] executive officers are expected to receive special payments in the aggregate amount of $9 million from [your] former controlling stockholder . . . in connection with the sale of
Angostura`s controlling stake in [Cruzan] to Absolut." Please provide us a copy of the letter agreement on a supplemental basis and, to the extend the information is not contained in the letter agreement, please explain the purpose of the payments, to whom they were made, and in return for what services. In addition, please provide us your analysis regarding whether the V&S and Absolut were affiliates of Cruzan prior to the sale of the 63.6% interest.

Special Factors, page 15

Background of the Merger, page 15
5. Each presentation, discussion or report by the financial advisor during the course of the meetings you describe must be summarized in considerable detail and filed as exhibits pursuant to Item 9 of
Schedule 13E-3. This applies to oral and written reports, as well as preliminary and final reports. Revise to summarize each report prepared by Houlihan Lokey and file each report as an exhibit to the
Schedule 13E-3. For example, we note from page 17 that Houlihan provided a report to the special committee on August 16, 2005. Also, on pages 19 and 23 you disclose that Houlihan made presentations to and provided opinions to the special committee on August 31, September 27, September 29, and November 29, 2005.

Reasons for the Merger, page 20
6. As there are several parties filing the Schedule 13E-3, which incorporates disclosure from this document, and as the board of directors has recently changed, please revise the reference to "we" to clarify which party is providing the disclosure in this section.
Also, note that each filing person on the Schedule 13E-3 must provide all disclosure provided by the form, including Items 7, 8, and 9. Please expand this section and other relevant portions of the document to discuss in detail each filing persons` purpose for engaging in the transaction and the reasons for undertaking the transaction now as opposed to other times in Cruzan`s operating history. In addition, revise relevant portions of the document to separately state the effects of the transaction on the unaffiliated security holders and on the Cruzan and each affiliate as required by
Item 1013(d) of Regulation M-A. Include a description of the benefits and detriments as required by Instruction 2 of Item 1013 of
Regulation M-A.  Consider Instruction 1 to Item 1013 of Regulation
M-
A in drafting your disclosure.

Recommendation of the Special Committee and the Prior Board of Directors, page 22
7. The fairness determination disclosed here is provided with respect to "stockholders other than Absolut and its affiliates." It appears that this fairness determination may include some affiliates of Cruzan. Each filing person must include a statement as to whether it believes that the Rule 13E-3 transaction is procedurally and substantively fair to the unaffiliated security holders only, and an analysis of the material factors upon which each filing person relied in reaching such a conclusion. See Item 8 to Schedule 13E-3 and Q&A
No. 5 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to include each filing person`s consideration of each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A.
If a
filing person relied on the analysis of another, such as the former board, the special committee, or the financial advisor, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation.
8. Please revise each fairness determination provided in the document to clarify how each filing person reached its procedural fairness determination despite the absence of the procedural safeguards discussed in Item 1014 of Regulation M-A. See Q&A No. 21 of Exchange
Act Release No. 17719 (April 13, 1981).

Opinion of Houlihan Lokey, page 23
9. Revise the bold paragraph on page 23 to eliminate the disclaimer that the "summary of the fairness opinion set forth below is qualified in its entirety by reference to the full text of the opinion." Eliminate all similar disclaimers throughout the document, such as on page 34, in the section entitled "Appraisal Rights of Cruzan Stockholders," and on page 44, in the section entitled "The Merger Agreement."
10. Revise an appropriate section of the document to clarify the method used by the Special Committee to choose Houlihan Lokey as its financial advisor as required by Item 1015(b)(3) of Regulation M-A.
11. We note that Houlihan Lokey uses the term "minority stockholders" in rendering its opinion. Confirm, if true, that Houlihan Lokey`s opinion addresses the unaffiliated security holders only, or revise the parties` fairness determinations to discuss what consideration they gave to this fact that the opinion does not exclusively address the fairness to unaffiliated security holders. See Item 1014(a) of
Regulation M-A.
12. Disclose the comparable transactions considered by Houlihan Lokey in its analysis. Further clarify how Houlihan Lokey selected the transactions and the criteria used in its selection. Disclose whether any transactions meeting these criteria were excluded from the analysis and if so, why.

The Position of Absolut and V&S as to the Fairness of the Merger to the Unaffiliated Stockholders, page 29
13. Please revise the first sentence of this section to remove the reference to "potential interpretation" and that these parties "may be deemed to be affiliates of Cruzan."
14. Revise to provide a fairness opinion with respect to each filing person, including Cruzan Acquisition, Inc.
15. Please note that a filing person cannot insulate itself from liability by relying upon another`s analyses which, by their terms, do not comply with the specific disclosure requirements of Schedule
13E-3. See Item 1014(b) of Regulation M-A and Q&A Nos. 5 and 21 of
Exchange Act Release No. 17719. As the special committee has not addressed each of the factors listed in Instruction 2 to Item 1014 of
Regulation M-A or each of the procedural factors in Item 1014, please revise this discussion accordingly.

Certain Financial Projections, page 29
16. Please revise this section and its heading to clarify that you have disclosed all material projections provided by Cruzan to the financial advisor, V&S or any third party or revise this section accordingly. Also confirm that you have disclosed all material assumptions underlying each set of projections or revise to do so.
17. Refer to the second bold paragraph on page 30. Please revise this paragraph to eliminate the inappropriate disclaimers. If the projections included in the document are no longer valid, then revise the document to clarify this fact. While we do not object to the use of qualifying language with respect to the projections, we believe that disclaimers of responsibility that in any way state or imply that investors are not entitled to rely upon statements made in the proxy statement are unacceptable. In addition, revise this section to clarify your duty to update the Schedule 13E-3 and disseminate notice of any material change in the information previously disclosed, as required by Rules 13e-3(d)(2) and (f)(1)(iii).

Material U.S. Federal Income Tax Consequences of the Merger, page
33
18. Please eliminate the statement appearing in the last paragraph that the discussion is included "for general information" only.
We
believe this statement may suggest that security holders may not rely on the description of material tax consequences included in the offering document.
The Merger Agreement, page 44
19. Revise the second paragraph of this section to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Information Concerning Cruzan Common Stock Transactions, page 59
20. Refer to the disclosure regarding Cruzan`s rights offering and the executives that participated in the rights offering. We note the disclosure on page (iv) and elsewhere in the registration statement on Form S-2 of to the purpose of the rights offering, etc. We also note that the subscription price was set on May 20, 2005 at $13.91 per share, the registration statement with respect to the rights offering was declared effective May 23, 2005, and the rights offering concluded on June 21, 2005, On June 3, 2005 Cruzan issued a press release announcing the execution of the stock purchase agreement and on that same date, V&S announced that it "intended to offer the minority stockholders in Cruzan equitable treatment" with respect to the $28.37 per share price to be paid to the majority shareholder. The press release was filed with a Form 8-K dated June 2, 2005. Please revise the background section of this document to provide more detail regarding the events that occurred "Between May 5, 2005 and June 1, 2005" and provide us your analysis regarding the accuracy and appropriateness of the disclosure in prospectus related to the rights offering. It also appears that you should revise the summary term sheet on page 3 and other related sections of the document to highlight the additional consideration the executives will receive as a result of their participation in the rights offering.

Fairness Opinion, Annex B
21. We note the limitation on reliance by shareholders in the third paragraph on page B-3, which states that the opinion "is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used and may not be used, for any other purpose, without [Houlihan`s] express, prior written consent."
Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Also, please clarify whether Houlihan Lokey has consented to the use of its opinion in your document.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons, the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from (1) the company, and (2) each of the filing persons acknowledging that

* the company/filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company/filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Howard S. Burnston
January 5, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE